EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

Name	Jurisdiction of Incorporation
Netergy Microelectronics, Inc.	California, USA
Visit, Inc.	California, USA
Contactual, Inc.	Delaware, USA
Zerigo, Inc.	Colorado, USA
Voicenet Solutions Limited	United Kingdom
8x8 UK Investments Limited	United Kingdom
8x8 Research and Innovations SRL	Romania
8x8 Canada, Inc.	Canada
8x8 Australia Pty Ltd.	Australia